AMENDED SCHEDULE A
Dated October 24, 2017
to
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT
Between
ULTIMUS MANAGERS TRUST
And
TOPTURN FUND ADVISORS, LLC
Dated April 24, 2017

This Amended Schedule A, dated October 24, 2017, modifies and amends the Schedule A to the Amended and Restated Expense Limitation Agreement, dated April 24, 2017, between Ultimus Managers Trust, on behalf of the Funds listed below, and Topturn Fund Advisors, LLC, to read as follows:

Fund Name	Maximum Operating Expense Limit*	Termination Date
Topturn OneEighty Fund	1.75%	January 1, 2019

*
Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

In Witness Whereof, the parties hereto have executed this Amended Schedule as of the date first above written.

Ultimus Managers Trust		Topturn Fund Advisors, LLC

By:	/s/ David R. Carson	By:	/s/ Dan Darchuck
Name:	David R. Carson	Name:	Dan Darchuck
Title:	President	Title:	Chief Executive Officer